CUSIP No.  15100R107                                           Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)


                             CELERITY SYSTEMS, INC.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                $0.001 Par Value
                                ----------------
                         (Title of Class of Securities)

                                    15100R107
                                    ---------
                                 (CUSIP Number)

                               C. Thomas McMillen
                           1103 South Carolina Avenue
                          S.E., Washington, D.C. 20003
                                  202-546-1712
                                  ------------

                                    Copy to:

                                Clayton E. Parker
                  Kirkpatrick & Lockhart Nicholson Graham, LLP
                    201 South Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                  305-539-3300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2005
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


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CUSIP No.  15100R107                                           Page 2 of 5 Pages

                                   SCHEDULE 13D
------------------------ ---------------------------------------------------------------------------------------------------
1                        NAME OF REPORTING PERSONS
                         I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         C. Thomas McMillen
------------------------ ---------------------------------------------------------------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                   (a)|_|
                                                                                                                   (b)|_|
------------------------ ---------------------------------------------------------------------------------------------------
3                        SEC USE ONLY

------------------------ ---------------------------------------------------------------------------------------------------
4                        SOURCE OF FUNDS
                         OO
------------------------ ---------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                         ITEMS 2(d) or 2(e) |_|

------------------------ ---------------------------------------------------------------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION

                         Washington, D.C.
------------------------ ---------------------------------------------------------------------------------------------------
NUMBER OF SHARES         7            SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 1,366,000,000
WITH
                         ---------------------------------------------------------------------------------------------------
                         8            SHARED VOTING POWER

                         ---------------------------------------------------------------------------------------------------
                         9            SOLE DISPOSITIVE POWER
                                      1,366,000,000

                         ---------------------------------------------------------------------------------------------------
                         10           SHARED DISPOSITIVE POWER

------------------------ ---------------------------------------------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,366,000,000
------------------------ ---------------------------------------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

------------------------ ---------------------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         28.5%
------------------------ ---------------------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         IN
------------------------ ---------------------------------------------------------------------------------------------------


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CUSIP No.  15100R107                                           Page 3 of 5 Pages



ITEM 1. SECURITY AND ISSUER.

      This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Celerity Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 146 Maryville Pike, Suite 201, Knoxville, Tennessee 37920

ITEM 2. IDENTITY AND BACKGROUND

      (a)-(c), (f). This statement is being filed by C. Thomas McMillen (the "Reporting Person").

      The Reporting Person is a resident of Washington, D.C., whose address is 1103 South Carolina Avenue, S.E., Washington, D.C. 20003. The reporting Person is the President, Chief Executive Officer and a Director of the Issuer.

      (d) and (e). During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Effective August 29, 2005, the Reporting Person issued a 2% secured promissory note, with a maturity date of March 1, 2007 (the "Note"), in the principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000), made payable to Cornell Capital Partners, LP ("Cornell"), to purchase 1,250,000,000 shares of the common stock of the Issuer, par value $0.001 per share (the "Shares"), pursuant to that certain Stock Purchase Agreement dated effective August 29, 2005, by and between C. Thomas McMillen and Cornell (the "Purchase Agreement"). A copy of the Note and Purchase Agreement are attached to this statement.


ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Person acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof pursuant to the Purchase Agreement. The Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) Prior to acquiring the Shares pursuant to the Purchase Agreement, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares pursuant to the Purchase Agreement, the Reporting Person acquired 1,250,0000 shares of common stock of the Issuer, which represents approximately 26% of the issued and outstanding shares of the Issuer as of the date hereof.

      The Reporting Person has the sole power to vote and to dispose of all of the Shares.

      (c) The Reporting Person has not effected, within the last 60 days, any transactions involving the Shares other than as a result of the Purchase Agreement.

      (d) Not applicable.

      (e) Not applicable.


                                       4
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CUSIP No.  15100R107                                           Page 4 of 5 Pages


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies, except that pursuant to that certain Employment Agreement by and between the Reporting Person and the Issuer, dated effective August 30. 2005 (the "Employment Agreement"), the Reporting Person was awarded options to acquire a total of Five Hundred Eighty Million (580,000,000) shares of the Issuer's common stock, par value $0.001 per share ("Common Stock"), which options vested (or will vest) as follows: (i) options to acquire One Hundred Sixteen Million (116,000,000) shares of Common Stock vested on the date the Employment Agreement was executed by the parties thereto; and
(ii) options to acquire One Hundred Sixteen Million (116,000,000) additional shares of Common Stock will vest at the end of each of the first, second, third and fourth calendar quarters following the execution of the Employment Agreement by the parties thereto. A copy of the Employment Agreement is attached to this statement.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.         Description
-----------         ------------------------------------------------------------

Exhibit 1 Promissory Note Issued by C. Thomas McMillen to Cornell Capital Partners, LP, dated effective August 29, 2005

Exhibit 2 Stock Purchase Agreement by and between C. Thomas McMillen and Cornell Capital Partners, LP, dated effective August 29 2005

Exhibit 3 Employment Agreement by and between C. Thomas McMillen and Cornell Capital Partners, LP, dated effective August 30, 2005


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CUSIP No. 15100R107                                            Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 30, 2005                    REPORTING PERSON:



                                            /s/ C. Thomas McMillen
                                            ----------------------
                                            C. Thomas McMillen